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                                  PROMISSORY NOTE


$975,000.00                                              Minneapolis, Minnesota
                                                              December 31, 1997


     FOR VALUE RECEIVED, ALAN C. EIDSNESS ("Eidsness") promises to pay to the order of DONALD R. BRATTAIN ("Brattain") the principal sum of Nine Hundred Seventy-Five Thousand and no/100 Dollars ($975,000.00). The principal sum shall be paid on July 31, 1998. Eidsness shall pay interest on the principal amount from the date hereof, at the rate of six percent (6%) per annum until the principal is paid in full. Eidsness shall have the right to prepay all or any portion of the balance remaining at any time. Payments shall be applied first to interest and any remainder to principal. Principal and interest shall be payable at 601 Carlson Parkway, #1140, Minnetonka, Minnesota, or such other address as Brattain provides to Eidsness.

     If any one or more of the following specified events shall occur:

     (1) Eidsness shall fail to pay any installment of principal or interest when due;

     (2) Eidsness shall be adjudicated bankrupt or insolvent by a court of competent jurisdiction or Eidsness shall make an assignment for the benefit of creditors;

then, the holder of this Note may immediately declare this Note to be in default without further action by the holder and the entire unpaid principal, together with accrued interest thereon shall be immediately due and payable.

     To secure payment of this Note, and of any liability or liabilities of Eidsness, due or to become due, Eidsness has granted Brattain an interest in any and all interest Eidsness has in 1,961,578 shares of Harmony Brook, Inc. common stock pursuant to a Pledge Agreement of even date herewith.

     Eidsness and all endorsers, sureties, and guarantors hereof, hereby jointly and severally waive presentment, demand for payment, notice of dishonor, notice of protest and protest and all other notices or demands and in the event of default agree to pay the holder of this Note the expenses involved in the cost of collection, including reasonable attorneys' fees.

     No delay or omission on the part of the holder hereof in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power or privilege hereunder preclude the further exercise thereof or the exercise of any other right, power or privilege.

     The rights and powers granted or evidenced hereby shall extend to any holder of the Note

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and shall be binding upon Eidsness, his successors and assigns.




                              By  /s/ Alan C. Eidsness
                                ---------------------------------------------
                                      Alan C. Eidsness



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